Exhibit 99.2

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GAZIT-GLOBE LTD.

10 Nissim Aloni St.

Tel Aviv 6291924, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ms. Revital Kahlon and Ms. Nitzan Markovitz, or either of them, as proxy, with the power to appoint her substitute, and hereby authorizes her to represent to vote as designated on the reverse side of this card, all of the Ordinary Shares of Gazit-Globe Ltd. (the “Company”), held of record by the undersigned on May 3, 2018, at the Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, May 31, 2018 at 3:00 p.m. (Israel time), at the offices of the Company, 10 Nissim Aloni Street, Tel Aviv 6291924, Israel, or any adjournment or postponement thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company (the “Notice”) relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew), as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K, and has been mailed to the undersigned.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 2 or 3(b) for the Meeting, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposals 1 or 3(a), this proxy will not be voted on either such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of Proposals 1 or 3(a) unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposals 1 or 3(a) (as applicable) by completing the box for Items 1A and/or 3(a)A (respectively) on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the proxy statement for the Meeting, to vote on Proposals 1 and/or 3(a) via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GAZIT-GLOBE LTD.

May 31, 2018

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 1A AND 3(A)A RELATING TO PROPOSALS 1 AND 3(A).

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

Important Instructions for Items 1A and 3(a)A relating to Proposals 1 and 3(a):		FOR	AGAINST	ABSTAIN

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” ITEMS 1A AND 3(a)A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 1 OR 3(a).

Under the Companies Law, you cannot be counted towards the special majority required for Proposals 1 or 3(a) unless you provide the foregoing important confirmation. If you actually do have a conflict of interest in the approval of Proposals 1 or 3(a), you may vote on those proposal(s) by contacting the Company’s Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 (fax: +972-3-696-1910) or rkahlon@gazitgroup.com, who will provide to you a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposals 1 or 3(a) and should not fill in the box for Items 1A or 3(a)A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

	1. Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer	☐	☐	☐
1A. The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as described in the Notice for the Meeting) in the approval of Proposal 1
		☐	☐
	2. Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board	☐	☐	☐
	3. (a) Approval of renewed indemnification undertaking for Mr. Chaim Katzman, CEO and Vice Chairman of the Board	☐	☐	☐
3(a)A. The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 3(a)
		☐	☐
	3. (b) Approval of renewed indemnification undertaking for Mr. Dor J. Segal, a director	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.